Oi S.A. – In Judicial Reorganization
Corporate Taxpayers’ Registry (CNPJ/MF)

No. 76.535.764/0001-43
Board of Trade (NIRE) No. 33.30029520-8
Publicly-Held Company

MATERIAL FACT

Postponement of the General Meeting of Creditors

Oi S.A. – In Judicial Reorganization(“Oi” or “Company”), pursuant to Art. 157, paragraph 4 of Law 6,404/76 and pursuant to CVM Instruction No. 358/02, informs its shareholders and the market in general that, following a decision of the Company’s Board of Directors, it requested that the 7th Corporate Court of the Capital of the State of Rio de Janeiro (“Judicial Reorganization Court”) postpone the dates of the General Meeting of Creditors (Assembleia Geral de Credores, or “AGC”) to October 23, 2017, for the first call, and November 27, 2017, for the second call, in the Riocentro, due to negotiating factors for the approval of the Judicial Reorganization Plan (the “Plan”) and procedures related to the AGC, which may result in adjustments in the AGC voting system .

In response to the Company's request, the Judicial Recovery Court granted the Company's request, postponing the AGC's until such dates.

The press release issued by the Company regarding the request to postpone the AGCs is attached to this Material Fact and the full decision of the court that granted the request for postponement of the AGC date is available to shareholders (www.oi.com.br/ri), as well as in the IPE Module of the Empresas.NET System of the CVM (www.cvm.gov.br), in addition to the website of B3 SA—Brasil, Bolsa, Balcão (www.bmfbovespa.com.br). An English translation of the court decision will also be sent, as furnished as possible under cover of a Form 6-K to the U.S. Securities and Exchange Commission K.

The Company will keep its shareholders and the market informed of the development of the subject matter of this Material Fact.

Rio de Janeiro, September 28, 2017.

Oi S.A. – In Judicial Reorganization

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer

Press Release

Oi informs that it has been tirelessly endeavoring to advance the negotiations of a judicial recovery plan that is balanced for all those involved in this process and at the same time guarantees the sustainability and duration of the company, ensuring a proper cash flow for the company.

The goal is to have an alternative plan that enables such objectives with the possibility of being approved in the forums (the Board of Directors and the General Meeting of Creditors) required in the Judicial Recovery process. The company needs to exit the judicial recovery with low leverage and in a position to increase its investments. Some points are still undefined and there is a great effort to seek conciliation, including the issue of Anatel's credits.

The company has evolved in the negotiations and rites of the Judicial Reorganization process. One of the clear examples is the Creditors Agreement Program. Oi has already closed more than 9,700 agreements with creditors, all over Brazil, who joined the Program to receive credits of up to R$50 thousand. The volume of credits involved in the agreements signed so far amounts to approximately R$112 million. To date, more than 23,000 creditors have already registered to participate in the Program. Of the 55 thousand creditors of the Oi Judicial Recovery, about 53 thousand have to receive credits up to R$50 thousand. Membership in the Program is available to individuals and companies listed in the Creditors' Report published by the Judicial Administrator, published on May 29, 2017, and must be made on the electronic platform www.credor.oi.com.br.

Despite the progress in the negotiations and the rites of the process, some operational issues for holding the meeting were strongly impacted, as recourse filed by creditors and partially served by the courts recently changed the structure of the creditors' assembly, when determining a separate vote by company to deliberate on a single plan. Such a move alters the dynamics of voting, which implicates complex system adjustments for counting and counting votes.

Considering the situation, Oi clarifies that it submitted a request to the Honorable Judge of the 7th Corporate Court of the Capital District of the State of Rio de Janeiro to postpone the general meeting of creditors by 15 (fifteen) days, the first call to take place on October 23, 2017 and the second call on November 27, 2017, the dates available at the convention center. The company is awaiting a court ruling to take action.

It is important to emphasize that Oi remains focused on keeping its operation healthy. This is reflected in the second quarter results of 2017 compared to the same period last year. We can highlight the improvement in quality (reductions of 29% in Anatel's complaints, 21% in Procon's complaints and 59% in JEC), the strong growth of R $2.3 billion in cash, and the significant reduction of R $1.2 billion in costs. The company's management reaffirms its commitment to seek the best operating and financial conditions for Oi.